UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

April 09, 2003

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒     Form 40-F     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐     No     ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods OJSC” or the “Company”] hereby notifies of resolutions adopted by the Board of Directors of WBD Foods OJSC on April 01, 2003.

1. Concerning approval of the terms and procedure for exercise by shareholders of the right to demand redemption by the Company of their shares and on notifying shareholders of their possession of such right and the redemption price and procedure.

Be it resolved:

1.1. For purposes of providing additional protection of shareholders’ rights, to proceed from the fact that, in the event that the general meeting of shareholders of WBD Foods OJSC adopts a resolution approving a major transaction, shareholders owning voting shares who voted against the major transaction or did not participate in voting on the matter are entitled to demand redemption by WBD Foods OJSC of some or all of their shares.

1.2. That the price of registered common shares of WBD Foods OJSC, for purposes of their redemption from shareholders of WBD Foods OJSC in accordance with article 75 of the Federal Law “On Joint Stock Companies,” be set at 508 rubles 68 kopecks per share, on the basis of the report of the independent appraiser Professional Appraisal and Examination Center ZAO, No. I-030320-B000/1 dated March 20, 2003.

1.3. That, in accordance with article 76 of the Federal Law “On Joint Stock Companies,” the following procedure for the redemption of shares from shareholders of Wimm-Bill-Dann Foods OJSC be established:

(1)                                  In the event that the general meeting of shareholders of Wimm-Bill-Dann Foods OJSC adopts a resolution approving a major transaction, shareholders owning voting shares who voted against the major transaction or did not participate in voting on the matter will be entitled to demand that Wimm-Bill-Dann Foods OJSC redeem some or all of their shares;

(2)                                  The shareholder’s written request for redemption of shares by Wimm-Bill-Dann Foods OJSC (which must specify the shareholder’s surname, given name, patronymic, passport data, and place of residence (for individuals) or name, registration data, and location (for legal entities), the shareholder’s contact telephone number, and the number of shares for which redemption is requested) shall be sent by registered letter to the following address: 109028, Moscow, Yauzsky bulvar, d. 16/15, room 306;

(3)                                  The shareholder’s request for redemption of shares must be presented (received at the address specified above) no later than 45 days after the date when the extraordinary general meeting of shareholders of Wimm-Bill-Dann Foods OJSC adopts the respective resolution.

(4)                                  Shareholders of Wimm-Bill-Dann Foods OJSC who present share redemption requests will be sent, by post, the completed sets of documents required for reregistration of the shares to Wimm-Bill-Dann Foods OJSC, and detailed instructions on how to execute these documents and select a method of payment for the redeemed shares (to a bank account or postal transfer).

(5)                                  Upon the expiration of the period for presentment of share redemption requests, Wimm-Bill-Dann Foods OJSC will within 30 days redeem the shares of those shareholders who presented redemption requests in the established manner. After Wimm-Bill-Dann Foods OJSC receives the executed documents required for reregistration of the redeemed of shares to Wimm-Bill-Dann Foods OJSC, and reregistration of shares to Wimm-Bill-Dann Foods OJSC, payment for the redeemed shares will be made.

(6)                                  If it is established that shareholders of Wimm-Bill-Dann Foods OJSC have presented share redemption requests representing in aggregate an amount exceeding 10 percent of the company’s net assets at the date of the resolution approving the major transaction, such shares will be redeemed from shareholders in proportion to the received requests using mathematical rounding rules;

(7)                                  The payment date will be communicated by Wimm-Bill-Dann Foods OJSC to shareholders at the addresses specified in shareholders’ redemption requests;

1.4. The text of the notice sent to shareholders together with ballot papers for voting at the extraordinary general meeting of shareholders will include information on shareholders’ right to demand redemption of shares and the redemption price and procedure;

1.5. The text of the notice in the mass media (the Wall Street Journal newspaper) concerning the holding of an extraordinary general meeting of shareholders will include information on shareholders’ right to demand redemption of shares and the redemption price and procedure, specifying a contact telephone number at which additional information on the share redemption procedure can be obtained.

2. Concerning determination of the list of information (materials) to be provided to shareholders in preparation for the extraordinary general meeting of shareholders.

Be it resolved:

2.1. That shareholders be provided, in preparation for the extraordinary general meeting of shareholders to be held by resolution of the Board of Directors of the Company (minutes No. 11-03 dated March 11, 2003), with the following information (materials):

•                  a description of the major transaction to be examined by the general meeting of shareholders, including its material terms and conditions;

•                  a copy of the independent appraiser’s report on the market value of the Company’s shares;

•                  a calculation of the value of the Company’s net assets, according to financial statements for the last completed reporting period;

•                  copies of extracts from the minutes of meetings of the Board of Directors at which resolutions calling a general meeting of shareholders to examine the matter of approval of the major transaction, granting redemption rights, and setting the share redemption price were adopted, including specification of the share redemption price.

•                  draft resolutions of the general meeting of shareholders (annex 1)

3. Concerning ratification of the new text of the notice of the extraordinary general meeting of shareholders of the Company.

3.1. Be it resolved, for purposes of notifying the Company’s shareholders of a general meeting of shareholders whose agenda includes the matter of approval of a major transaction on which voting may give rise to the right to demand redemption of shares by the Company, that the new text of the notice of the extraordinary general meeting of shareholders (Annex 2), which wholly replaces the text of the notice ratified by the Board of Directors (minutes No. 11-03 dated March 11, 2003), be ratified.

4. Concerning an instruction to agree final drafts of contracts and sign contracts constituting the major transaction.

Be it resolved:

4.1. If the extraordinary general meeting of shareholders adopts a resolution approving the major transaction, that the Chairman of the Company’s Management Board, S. A. Plastinin, and the Chief Financial Officer, Preobrazhensky V.V. be instructed to agree the final drafts of the contracts constituting the major transaction (Credit Agreement, Subscription Agreement, and Indemnity Agreement) and other documents associated with the major transaction.

4.2. If the extraordinary general meeting of shareholders adopts a resolution approving the major transaction, that the Chairman of the Management Board, S. A. Plastinin, and the Company’s Chief Accountant, Laryushkina E.E., be instructed to sign the contracts constituting the major transaction

(Credit Agreement, Subscription Agreement, and Indemnity Agreement) and other documents associated with the major transaction.

5. Concerning ratification of a new version of the ballot papers for voting at the extraordinary general meeting of shareholders of the Company.

5.1. Be it resolved that the new version (form and text) of the ballot papers for voting at the extraordinary general meeting of shareholders of the Company (annex 3), which wholly replaces the version (form and text) approved by the Company’s Board of Directors (minutes No. 11-03 dated March 11, 2003), be ratified.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Vladimir V. Preobrajensky
Name:	Vladimir V. Preobrajensky
Title:	Chief Financial Officer Wimm-Bill-Dann Foods OJSC

Date: April 09, 2003